Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Six months ended
June 30, 2005
Earnings:
Income from continuing operations before income taxes	$414.1
Minority interest in income of consolidated subsidiaries	10.0
Less: Equity earnings	(27.5)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	396.6

Add:
Fixed charges:
Interest accrued, including proportionate share from equity-method investees	338.8
Rental expense representative of interest factor	9.7

Total fixed charges	348.5

Distributed income of equity investees	44.1

Less:
Capitalized interest	(2.5)

Total earnings as adjusted	$786.7

Fixed charges	$348.5

Ratio of earnings to fixed charges	2.26